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                                                    Filed by Arch Wireless, Inc.
                                                            Pursuant to Rule 425
                                           Subject Company:  Arch Wireless, Inc.
                                     Registration Statement File No.:  333-93321


                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE                                       CONTACT: Bob Lougee
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Wednesday, October 25, 2000                                        508-870-6771


            ARCH WIRELESS COMPLETES EXCHANGE OFFER FOR DISCOUNT NOTES

Westborough, MA (October 25, 2000) - Arch Wireless, Inc. today announced that its offer to exchange up to 29,651,984 shares of its common stock for all outstanding 10 7/8% Senior Discount Notes Due 2008 at an exchange ratio of
66.1318 shares for each $1,000 principal amount of notes expired at 11:59 p.m. on October 24, 2000. According to the exchange agent for the exchange offer, an aggregate of $8,201,000 principal amount ($7,852,000 accreted value) of Senior Discount Notes was tendered for conversion.

In accordance with the terms of the exchange offer, Arch Wireless will issue approximately 542,347 shares upon conversion of the tendered notes. Following such conversion, an aggregate of $164,159,080 principal amount ($157,174,000 accreted value) of 10 7/8% Senior Discount Notes will remain outstanding.

ABOUT ARCH WIRELESS

Arch Wireless, Inc., Westborough, MA is a leading two-way wireless Internet messaging and mobile information company providing a full range of wireless messaging services, including two-way wireless e-mail, to customers in all 50 states, the District of Columbia and in the Caribbean. Arch's pending merger with Paging Network, Inc. will create one of the leading wireless Internet messaging and wireless information companies in North America. Additional information about Arch Wireless is available on the Internet at WWW.ARCH.COM.


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